GLOBAL PROSPECTUS SUPPLEMENT
(To Prospectus Supplement and
Prospectus, each dated December 7, 1999)

                 DISCOVER(R) CARD MASTER TRUST I, SERIES 1999-6
                     $750,000,000 6.85% CLASS A CERTIFICATES
                     $39,474,000 7.10% CLASS B CERTIFICATES

                             GREENWOOD TRUST COMPANY
                      Master Servicer, Servicer and Seller
                                  -------------

The Series 1999-6 Class A Certificates and Class B Certificates represent interests in the Discover Card Master Trust I. The Trust's assets consist primarily of credit card receivables arising under selected Discover Card accounts and the cash payments of those receivables. The Certificates are not obligations of Greenwood Trust Company or any of its affiliates, and neither the Certificates nor the underlying credit card receivables are insured or guaranteed by any governmental agency. INVESTING IN THE CERTIFICATES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE PROSPECTUS.
                               -----------------

                                                 Class A Certificates                   Class B Certificates
                                                 --------------------                   --------------------
Principal amount                                     $750,000,000                            $39,474,000
Interest rate                                            6.85%                                  7.10%
Expected interest payment dates          Semiannually, beginning July 15, 2000    Semiannually, beginning July 15,
                                                                                        2000, and at maturity
Closing date (date of issue)                       December 14, 1999                      December 14, 1999
Expected maturity date                             January 15, 2005                       February 15, 2005
Series termination date                              July 17, 2007                          July 17, 2007
Initial credit enhancement                   $67,105,290 (8.5% of Series)           $31,578,960 (4.0% of Series)
Form of credit enhancement               Subordination of Class B Certificates         Cash collateral account
Expected Ratings                                    Aaa/AAA/AAA/AAA                           A2/A/A/A+
(Moody's/S&P/Fitch IBCA/Duff & Phelps)
Price to public                                        99.8930%                               99.9828%
Underwriting discounts and
   commissions                                          0.250%                                 0.275%
Proceeds to Greenwood                             $747,322,500.00                           $39,358,656.97


The Securities and Exchange Commission and state securities regulators have not approved or disapproved the Certificates or determined if this global prospectus supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters will purchase the Certificates from Greenwood and will offer them to the public at the price set forth in the table on this page. The Underwriters expect to deliver the Certificates to purchasers on December 14, 1999 through the facilities of The Depository Trust Company, the Euroclear System and Cedelbank.

Greenwood, through its listing agent, will apply to list the Certificates on the Luxembourg Stock Exchange, in accordance with the rules of the Luxembourg Stock Exchange, to facilitate trading in non-U.S. markets.

                                  ------------

                    UNDERWRITERS OF THE CLASS A CERTIFICATES
MORGAN STANLEY DEAN WITTER
          BANC OF AMERICA SECURITIES LLC
                   BANC ONE CAPITAL MARKETS, INC.
                             BARCLAYS CAPITAL
                                      COMMERZBANK CAPITAL MARKETS
                                                      DRESDNER KLEINWORT BENSON

                     UNDERWRITER OF THE CLASS B CERTIFICATES
                           MORGAN STANLEY DEAN WITTER
                                December 14, 1999

                       IMPORTANT NOTICE ABOUT INFORMATION
                 PRESENTED IN THIS GLOBAL PROSPECTUS SUPPLEMENT
            AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS

          We provide information to you about the Certificates in this global prospectus supplement that is relevant to non-U.S. investors. In addition, we provide more detailed information to you about the Certificates in two other documents:

     - the prospectus supplement, which describes the specific terms of your Certificates, and

     - the prospectus, which provides detailed information about the Trust and the certificates issued by the Trust, some of which may not apply to your Certificates.

          We include cross-references in this global prospectus supplement to sections in the accompanying prospectus supplement and prospectus where you can find further related discussions.

          IT IS IMPORTANT FOR YOU TO READ AND CONSIDER ALL INFORMATION CONTAINED IN THIS GLOBAL PROSPECTUS SUPPLEMENT, AS WELL AS IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS, IN MAKING YOUR INVESTMENT DECISION.

          You should rely only on the information contained or incorporated by reference in this global prospectus supplement and the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with different information.

          We are not offering to sell or soliciting offers to buy any securities other than the Certificates to which this global prospectus supplement and the accompanying prospectus supplement and prospectus relate, nor are we offering to sell or soliciting offers to buy Certificates in any jurisdiction where the offer is not permitted.

          We do not claim that the information contained in the prospectus, prospectus supplement and global prospectus supplement is accurate as of any date other than the dates on their respective covers.

          In certain jurisdictions, the law may restrict the distribution of this global prospectus supplement, the prospectus supplement and the prospectus and the offering of the Certificates. You are required by the Underwriters to inform yourself about and observe any of these restrictions.

          Greenwood has taken all reasonable care to ensure that, in relation to Greenwood and the Certificates:

     - the information contained in this global prospectus supplement, the prospectus supplement and the prospectus is true and accurate in all material respects; and

     - this global prospectus supplement, the prospectus supplement and the prospectus do not omit any material facts, the omission of which would make any statement (whether fact or opinion) misleading.

          Greenwood accepts responsibility for the information contained in this global prospectus supplement, the prospectus supplement and the prospectus.

          When we refer to "dollars" and "$" in this global prospectus supplement, the prospectus supplement and the prospectus, we are referring to United States dollars.
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          For United Kingdom investors: The Certificates may not be offered or sold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent, for the purpose of their businesses or otherwise in circumstances that will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986. This global prospectus supplement, the prospectus supplement and the prospectus may only be issued or passed on to any person in the United Kingdom if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996.

                                THE CERTIFICATES

          You should refer to the accompanying prospectus supplement and prospectus for a detailed summary of the provisions of the Certificates. We define some of the terms used in this global prospectus supplement in the prospectus supplement and the prospectus.

DISTRIBUTIONS ON THE CERTIFICATES

          Interest will accrue from December 14, 1999 at the rate of 6.85% per year on the Class A Certificates and at the rate of 7.10% per year on the Class B Certificates. The Trust will pay you interest on the 15th day of January and July (or the next business day), beginning in July 2000. If you hold a Class B Certificate, the Trust will also pay you interest on February 15, 2005. If an Amortization Event occurs, the Trust will pay you interest on the 15th day of each month (or the next business day).

          If you hold a Class A Certificate, the Trust is scheduled to pay you principal on January 15, 2005 (or the next business day). If you hold a Class B Certificate, the Trust is scheduled to pay you principal on February 15, 2005 (or the next business day). If an Amortization Event occurs, the Trust will pay principal monthly and the final principal payment may be made before or after these expected payment dates. The Trust must generally pay all Class A principal before it pays any Class B principal. See "The Certificates--Principal Payments" and "--Clean-up Call; Termination of Series" in the prospectus supplement and "Description of the Investor Certificates--Principal Payments" and "--Final Payment of Principal; Termination of Series" in the prospectus. For a description of the circumstances under which the Trust will distribute interest and principal on a monthly basis, see "The Certificates--Amortization Events" in the prospectus supplement.

          The Trustee will maintain a paying agent in Luxembourg for so long as the Certificates are outstanding. We have set forth the name and address of the paying agent at the end of this global prospectus supplement. If the Trust issues Definitive Certificates, this paying agent will also act as co-transfer agent and co-registrar for the Definitive Certificates. In addition, upon maturity or final payment, you may present the Definitive Certificates for payment at the offices of the paying agent in Luxembourg for up to two years after maturity or final payment. Thereafter, you must look to Greenwood for payment as general creditors, unless an applicable abandoned property law designates another person.

          You will not be entitled to receive any additional payments if the United States (or any applicable taxing authority) deducts or withholds any amounts from payments made to you by the Trust, or imposes any present or future tax, assessment or other governmental charge upon any payments made to you.

REPLACEMENT CERTIFICATES

          If the Trust issues Definitive Certificates, you may exchange or replace a Certificate that is mutilated, destroyed, lost or stolen at the offices of the co-transfer agent and co-registrar in Luxembourg by

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



presenting the Certificate, or satisfactory evidence of the destruction, loss or theft of the Certificate, to the co-transfer agent and co-registrar. You may be required to provide the co-transfer agent, co-registrar and the Trustee with an indemnity satisfactory to them, at your own expense, before they will issue a replacement Certificate. You will be required to pay any tax or other governmental charge imposed in connection with any exchange or replacement of your Certificates, as well as any other related expense (including the fees and expenses of the Trustee, the co-transfer agent and the co-registrar).

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

          Except in certain limited circumstances, you may only hold your Certificates in book-entry form through any of DTC, Cedelbank or Euroclear. You will be able to trade the Certificates as home market instruments in both the European and U.S. domestic markets. Initial and secondary trades of the Certificates will settle in same-day funds.

          Secondary market trading between investors holding Certificates through Cedelbank and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional eurobond practice (i.e., three business day settlement). Secondary market trading between investors holding Certificates through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations. Secondary cross-market trading between Cedelbank or Euroclear and DTC participants holding Certificates will be effected on a delivery-against-payment basis through the respective depositaries of Cedelbank and Euroclear (in such capacity) and as DTC Participants. See "Annex I--Global Clearance, Settlement and Tax Documentation Procedures" in the prospectus.

REPORTS; NOTICES

          To the extent required by the rules of the Luxembourg Stock Exchange, Greenwood or the Trustee will publish notices to investors in a daily newspaper in Luxembourg, which we expect to be the Luxemburger Wort. If the Trust issues Definitive Certificates, Greenwood or the Trustee will also mail any required notices to you at your address as set forth in the Certificate Register.

STATUS OF THE CERTIFICATES

          The Certificates represent interests in the Trust. The Class B Certificates are subordinated to the Class A Certificates to the extent described in the prospectus supplement. See "The Certificates--Subordination of the Class B Certificates (Class A Credit Enhancement)" in the prospectus supplement. The Certificates of Series 1999-6 are not subordinated and will not be subordinated to any other series of investor certificates issued by the Trust.

AMORTIZATION EVENTS

          We describe your rights if an Amortization Event occurs under "The Certificates--Amortization Events" in the prospectus supplement.

                             GREENWOOD TRUST COMPANY

          Greenwood is a wholly owned subsidiary of NOVUS Credit Services Inc. ("NOVUS") and an indirect subsidiary of Morgan Stanley Dean Witter & Co. NOVUS acquired Greenwood in January 1985. Greenwood was chartered as a banking corporation under the laws of the state of Delaware in 1911, and its deposits are insured by the FDIC. Greenwood is not a member of the Federal Reserve System. The executive

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


office of Greenwood is located at 12 Read's Way, New Castle, Delaware 19720, telephone number (302) 323-7184.

                         LISTING AND GENERAL INFORMATION

          Greenwood will apply to list the Certificates on the Luxembourg Stock Exchange, in accordance with the rules of the Luxembourg Stock Exchange, to facilitate trading in non-U.S. markets. In connection with the listing application, Greenwood will deposit the Certificate of Incorporation and By-laws of Greenwood, as well as the legal notice relating to the issuance of the Certificates, with the Chief Registrar of the District Court of Luxembourg prior to listing. You may obtain copies of these documents from the Chief Registrar of the District Court of Luxembourg. Once the Certificates have been listed, you may trade your Certificates on the Luxembourg Stock Exchange.

          The Certificates have been accepted for clearance through the facilities of DTC, Cedelbank and the Euroclear System. The following table sets forth the ISIN and Common Code numbers assigned to the Certificates for purposes of trading through these facilities.

                        Class A Certificates          Class B Certificates
                        --------------------          --------------------

ISIN Number                 US25466KCN72                    US25466KCP21

Common Code Number            010570832                       010570956

          Greenwood authorized the transactions contemplated in this global prospectus supplement, the prospectus supplement and the prospectus by resolutions adopted by Greenwood on November 18, 1999.

          The Trust was formed as of October 1, 1993 pursuant to the Pooling and Servicing Agreement. The Trust has no assets other than those described in the prospectus supplement and the prospectus.

          Copies of the Pooling and Servicing Agreement, the Series 1999-6 Series Supplement, the annual report of independent public accountants, the documents listed under "Available Information" and "Incorporation of Certain Documents by Reference" in the prospectus and "Reports to Investors" in the prospectus supplement and the prospectus, will be available free of charge at the office of Banque Internationale a Luxembourg, S.A., the Listing Agent of the Issuer in Luxembourg, whose address is 69 route d` Esch, L-1470 Luxembourg. You may also obtain financial information about Greenwood from Greenwood's Annual Report for the fiscal year ended November 30, 1998, which is also available at the office of the Listing Agent in Luxembourg.

          The laws of the state of New York govern the Certificates, the Pooling and Servicing Agreement and the Series 1999-6 Supplement.

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                               PRINCIPAL OFFICE OF
                             GREENWOOD TRUST COMPANY
                                  12 READ'S WAY
                           NEW CASTLE, DELAWARE 19720


                                     TRUSTEE

                         U.S. Bank National Association
                               One Illinois Center
                        111 East Wacker Drive, Suite 3000
                             Chicago, Illinois 60601

                                  PAYING AGENTS

U.S. Bank National Association          Banque Internationale a Luxembourg, S.A.
One Illinois Center                                 69 route d` Esch
111 East Wacker Drive, Suite 3000                   L-1470 Luxembourg
Chicago, Illinois 60601

                                  LISTING AGENT
                    Banque Internationale a Luxembourg, S.A.
                                69 route d` Esch
                                L-1470 Luxembourg

    LEGAL ADVISORS TO GREENWOOD              LEGAL ADVISOR TO THE UNDERWRITER
      as to the United States                    as to the United States
          Latham & Watkins                    Cadwalader, Wickersham & Taft
      Sears Tower, Suite 5800                        100 Maiden Lane
      Chicago, Illinois 60606                    New York, New York 10038
                and
Young Conaway Stargatt & Taylor, LLP
   Rodney Square North, Floor 11
      1100 North Market Street
            P.O. Box 391
  Wilmington, Delaware 19899-0391

                            ACCOUNTANTS TO GREENWOOD
                            Deloitte & Touche, L.L.P.
                            180 North Stetson Avenue
                             Chicago, Illinois 60601

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